SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: May, 2009	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                      Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                       No     X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: May 18, 2009	By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release, dated May 18, 2009

Exhibit 1

NEWS RELEASE

Agrium Responds to CF Rejection of Agrium Offer

May 18, 2009—ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) today issued the following statement in response to the rejection by CF Industries Holdings, Inc. (NYSE:CF) of Agrium’s further increased offer to acquire all of the outstanding shares of CF for $40.00 in cash plus one common share of Agrium for each CF share. The offer is valued at $88.18 per CF share based on Agrium’s closing stock price on May 15, 2009.

Mike Wilson, Agrium’s President and CEO, said “The inescapable fact is that Agrium’s offer, which provides a premium of nearly 60 percent to CF’s share price on the day prior to our initial offer, delivers more value to CF stockholders than any of the strategic alternatives articulated by CF, including remaining independent or acquiring Terra Industries. CF’s unsupported assertions to the contrary do not change this reality. The fact that CF will not engage with us reinforces our belief that, left on its own, CF will not act in the best interests of its stockholders. It’s now up to CF stockholders to protect their own interests by demanding that CF come to the table to negotiate a mutually beneficial merger agreement with Agrium.”

Agrium’s offer, which expires at 12:00 midnight, New York City time, on June 15, 2009, is not subject to a financing condition.

Additional Information

RBC Capital Markets, Goldman, Sachs & Co., and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at www.sec.gov. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit www.agrium.com.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” ( together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media Contacts:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080